FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filings made by Indofood Agri Resources Limited ("Indo Agri") to the Singapore Stock Exchange, in relation to Indo Agri's announcements on (1) Despatch of Circular relating to the Proposed Subscription of New Shares in PT Lajuperdana Indah; (2) Notice of Extraordinary General Meeting; and (3) Press Release on Indo Agri's expansion into sugar industry.**

Dated this 20th day of June, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2008 12:35:15
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Despatch of Circular
Description	Please see attached.
Attachments	IndofoodAnnDespatchCircular.pdf Total size = 45K (2048K size limit recommended)

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INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED SUBSCRIPTION OF NEW SHARES REPRESENTING 60% OF THE ENLARGED SHARE CAPITAL OF PT LAJUPERDANA INDAH (THE "PROPOSED SUBSCRIPTION")

DESPATCH OF CIRCULAR

Further to the announcements by the Company on 24 March 2008, 10 May 2008, 28 May 2008 and 13 June 2008 in relation to the Proposed Subscription, the Board of Directors of the Company wishes to announce that the Company has today despatched a circular (the "**Circular**") dated 20 June 2008 in relation to the Proposed Subscription, to shareholders of the Company ("**Shareholders**").

The Circular contains information on the Proposed Subscription as well as the Notice of the Extraordinary General Meeting (the "**EGM**") of the Company to be held at Ballroom I and II, Level 3, Singapore Marriott Hotel, 320 Orchard Road, Singapore 238865 on 7 July 2008 at 3.00 p.m.. A copy of the Notice of EGM is attached to this Announcement.

Shareholders who do not receive the Circular within a week from the date hereof should contact the share registrar of the Company at the following address:-

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

A copy of the Circular is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Shareholders are requested to note the following important dates and times in respect of the EGM:-

Last date and time for lodgement of Proxy Form	:	5 July 2008 at 3.00 p.m.
Date and time of Extraordinary General Meeting	:	7 July 2008 at 3.00 p.m.
Place of Extraordinary General Meeting	:	Ballroom I and II Level 3, Singapore Marriott Hotel 320 Orchard Road Singapore 238865

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
20 June 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

IndoAgri

INDOFOOD AGRI RESOURCES LTD.

(Incorporated in the Republic of Singapore)
(Company Registration No. 200106551G)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Indofood Agri Resources Ltd. will be held at Ballroom I and II, Level 3, Singapore Marriott Hotel, 320 Orchard Road, Singapore 238865 on 7 July 2008 at 3.00 p.m. for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:

AS AN ORDINARY RESOLUTION

Approval of the Proposed Subscription

THAT :

(a) approval be and is hereby given for the subscription by PT SIMP of 187,500 new shares in the share capital of PT LPI for an aggregate cash consideration of Rp375 billion (the "**Proposed Subscription**"); and

(b) the Independent Directors (as defined in the Company's circular to shareholders dated 20 June 2008) be and are hereby authorised to exercise such discretions, to complete and do all such acts and things, including without limitation, to sign, seal and execute and deliver all such documents and deeds, and to approve any amendment, alteration or modification to the Subscription Agreement or any other document, as they may consider necessary, desirable or expedient in connection with the Proposed Subscription and/or this Ordinary Resolution as they may deem fit.

All capitalised terms used in this Notice which are not defined herein shall unless the context otherwise requires have the same meanings ascribed to them in the Company's Circular to Shareholders dated 20 June 2008 (including supplements and modifications thereto).

BY ORDER OF THE BOARD
Indofood Agri Resources Ltd.

Mark Julian Wakeford
Chief Executive Officer and Executive Director
Singapore

20 June 2008

Notes:

(1) A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument or form appointing a proxy, duly executed, must be deposited at the registered office of the Company at 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting in order for the proxy to be entitled to attend and vote at the Extraordinary General Meeting.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2008 12:32:55
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notice of Extraordinary General Meeting ("EGM")
Description	Please see attached.
Attachments	IndofoodEGMNotice.pdf Total size = 42K (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.

(Incorporated in the Republic of Singapore)
(Company Registration No. 200106551G)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Indofood Agri Resources Ltd. will be held at Ballroom I and II, Level 3, Singapore Marriott Hotel, 320 Orchard Road, Singapore 238865 on 7 July 2008 at 3.00 p.m. for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:

AS AN ORDINARY RESOLUTION

Approval of the Proposed Subscription

THAT :

(a) approval be and is hereby given for the subscription by PT SIMP of 187,500 new shares in the share capital of PT LPI for an aggregate cash consideration of Rp375 billion (the "**Proposed Subscription**"); and

(b) the Independent Directors (as defined in the Company's circular to shareholders dated 20 June 2008) be and are hereby authorised to exercise such discretions, to complete and do all such acts and things, including without limitation, to sign, seal and execute and deliver all such documents and deeds, and to approve any amendment, alteration or modification to the Subscription Agreement or any other document, as they may consider necessary, desirable or expedient in connection with the Proposed Subscription and/or this Ordinary Resolution as they may deem fit.

All capitalised terms used in this Notice which are not defined herein shall unless the context otherwise requires have the same meanings ascribed to them in the Company's Circular to Shareholders dated 20 June 2008 (including supplements and modifications thereto).

BY ORDER OF THE BOARD
Indofood Agri Resources Ltd.

Mark Julian Wakeford
Chief Executive Officer and Executive Director
Singapore

20 June 2008

Notes:

(1) A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument or form appointing a proxy, duly executed, must be deposited at the registered office of the Company at 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting in order for the proxy to be entitled to attend and vote at the Extraordinary General Meeting.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2008 12:37:49
Announcement No.	00024

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Press Release - IndoAgri expands into sugar industry with S$56 million acquisition
Description	Please see attached. *** CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquistion of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments	PressReleaseIndoAgriSugarAcquisition.pdf Total size = 42K (2048K size limit recommended)

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IndoAgri

Indofood Agri Resources Ltd
80 Raffles Place, #22-23
UOB Plaza 2, Singapore 048624
Tel. +65 6557 2389 Fax. +65 6557 2387
Website: www.indofoodagri.com

FOR IMMEDIATE RELEASE

IndoAgri expands into sugar industry with S$56 million acquisition

- **Expands and diversifies its existing agribusiness into the area of sugar cultivation and processing**
- **Attractive industry driven by supply shortage of sugar in Indonesia, with estimated 35% of domestic consumption supported by imports**
- **Targets to achieve planted area for sugarcane of 18,600 hectares by 2011 and to complete the construction of a new sugar production factory by end 2010 (capacity 8,000 TCD)**

SINGAPORE - 20 June 2008 – SGX Mainboard-listed Indofood Agri Resources Ltd. ("IndoAgri" or "the Group"), a major vertically integrated agribusiness group and manufacturer of leading brands of edible oils and fats in Indonesia, announced plans to expand into Indonesia's attractive sugar industry with a Rp375 billion (approximately S$56 million) proposed acquisition of sugarcane plantation company, PT Lajuperdana Indah ("PT LPI").

The acquisition through IndoAgri's 90% owned subsidiary PT Salim Ivomas Pratama (PT SIMP) will involve the subscription of 187,500 new PT LPI's shares, representing 60% of the enlarged share capital. PT LPI currently owns a sugar cane plantation located in Kabupaten Ogan Komering Ulu Timur, South Sumatra, Indonesia with a total land bank of approximately 37,500 hectares as well as a sugar production factory located in Kabupaten Pati in the province of Central Java, Indonesia. As of 31 March 2008, 2,745 hectares (or 7.3%) of the total land bank has been planted with sugarcane.

Sweet outlook in the sugar industry

The sugar industry presents an attractive investment proposition in the Indonesia, driven by factors such as population growth and the rapid development of the processed food and beverage industries, and the expansion of sugar based industries such as ethanol processing which utilizes molasses as a basis raw materials.

According to PT Capricorn Indonesia Consult Inc's business report INDOCOMMERCIAL dated 25 August 2007, Indonesia has been a net importer of sugar in recent years and the shortfall in domestic production of sugar amounts to more than one million tons in 2006, representing 35% of the country's sugar requirements. While domestic production has been increasing, it is not enough to meet the rising sugar requirements. This demand-supply shortfall is further aggravated by a prevailing global shift in land use from the growing of food crops to the growing of energy crops which is likely to create positive trends in sugar prices in the future.

Future plans for PT LPI

By 2011, PT LPI targets to achieve total sugarcane planted area of approximately 18,600 hectares, which is about seven times the existing planted area of 2,745 hectares as of March 2008. This is possible considering the shorter maturity time of sugarcane (one year) compared to palm oil (three years) and the annual harvest cycle of sugar cane being able to last for four years before it needs to be replanted again. Initial development from raw land to sugarcane planted area is expected to cost approximately US$1,200 per hectare while replanting cost is expected to be approximately US$900 per hectare.

In April 2008, PT LPI has also commenced the project to construct a new sugar factory located near the plantation. Production is expected to commence by end of 2010 with a capacity of approximately 8,000 tons of cane per day ("TCD") and feedstock is planned to come from the expanded sugarcane plantation. The construction cost of this new factory is expected to amount to approximately US$118 million.

At the same time, the existing factory located at Kabupaten Pati which is currently under rehabilitation will re-commence production in the second half of 2008 with a production capacity of 3,000 TCD. The anticipated cost of rehabilitation is approximately US$10 million.

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ABOUT INDOFOOD AGRI RESOURCES LTD.

Indofood Agri Resources Ltd ("IndoAgri") is a vertically integrated agribusiness group with business operations that range from research and development in the breeding and cultivation of oil palms, to the milling and refining of crude palm oil, and the marketing and distribution of cooking oil, margarine, shortening and other derivative products. The Group also engages in the cultivation of other crops such as rubber, cocoa and tea.

As of March 2008, IndoAgri owns a vast land bank of 406,519 hectares spread throughout the Indonesian archipelago. Of this, 165,853 hectares and 22,325 hectares are planted with oil palm and rubbers, respectively. Additionally, IndoAgri also has 3,366 hectares of other crops such as cocoa, tea and coconut. . The Group's recent acquisition of PT PP London Sumatra Indonesia Tbk has also further strengthened IndoAgri's market leader position in Indonesia's palm oil industry.

For more information please visit our website at: www.indofoodagri.com

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Issued for and on behalf of Indofood Agri Resources Ltd
By Financial PR Pte Ltd

For more information, please contact:

Indofood Agri Resources Ltd
Ms. Mak Mei Yook, makmy@indofoodagri.com
Mr. Isaac Chow, chowcs@indofoodagri.com
Tel: (65) 6557 2389
Fax: (65) 6557 2387

Financial PR Pte Ltd
Ms. Kathy Zhang, kathy@financialpr.com.sg
Mr. Dave Tan, dave@financialpr.com.sg
Tel: (65) 6438 2990
Fax: (65) 6438 0064

END